James Imbriaco Vice President General Counsel and Secretary GenTek Inc. 90 East Halsey Road Parsippany, NJ 07054 Office 973-884-6952 Fax 973-515-3244 jimbriaco@gentek-global.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

March 11, 2008

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549-7010

Re:	GenTek Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 20, 2007
File No. 1-14789

Dear Mr. Cash:

          In connection with your review of the above-referenced Form 10-K, this letter sets forth the response of GenTek Inc. (the “Company” or “GenTek”) to the Staff’s comment set forth in its letter dated January 29, 2008. For your convenience, the Staff’s comment is set forth immediately preceding our response.

Definitive Proxy Statement on Schedule 14A, filed April 25, 2007

Compensation Benchmarking and the Broad-Based Comparator Group, page 16

1.

We note your response to our prior comment 10. However, since your disclosure makes clear that the executive officers receive cash bonus compensation “in the event certain specified operating and individual performance measures are achieved,” we believe that disclosure of the targets is required absent resulting competitive harm to the company, using the standard that would apply if requesting confidential treatment for confidential commercial or financial information pursuant to Securities Act rule 406 and Exchange Act Rule 24b-2. We have the following observations in this regard:

  Your statement in your response that the targets are irrelevant to understanding compensation appears to be inconsistent with disclosure that the officers receive cash bonus compensation “in the event” that the targets are met. Further, while we do not disagree with your assertion that a general understanding of the business and future growth of the company is important to investors, the executive compensation disclosure should help investors understand material information underlying the

Confidential treatment requested by GenTek Inc. [Text redacted] indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

company’s decisions regarding the amounts and forms of compensation payable to the executives.

  You state that disclosure of the EBITDA and free cash flow targets will cause competitive harm because competitors would use this information to determine the pricing structure of specific proposals to underbid the company. Please tell us how your pricing structure for specific proposals, specific customers or segments would be evident to a competitor from disclosure of the targets.

  You state that providing financial targets and individual personal objectives would enable competitors who might hire your executives to monitor your progress toward these objectives and likelihood of meeting the targets. Please note that you are required to discuss the likelihood of meeting the targets even if the targets are not disclosed. Please see Instruction 4 to Item 402(b). Furthermore, it is not clear how this position applies with respect to targets underlying compensation that was earned and reported for a fiscal year that has already ended.

  You state that the targets and personal objectives do not provide insight to investors with respect to future growth potential. While the immediate purpose of executive compensation disclosure is not to inform investors of your future growth potential, your position nevertheless seems inconsistent with your statement that disclosure would provide competitors with information regarding your profitability goals. Further, if these targets and goals are used for compensation purposes only, then your position that disclosure would cause competitive harm become less clear.

          Response:

          In fiscal 2007, the named executive officers were eligible to receive annual short-term cash bonus compensation based on a combination of the following: (i) achievement of performance and free cash flow targets on a company-wide basis, (ii) achievement of performance and free cash flow targets within the business unit for which an executive officer has responsibility and (iii) achievement of individual performance targets. We address each of these targets below.

          This discussion focuses on fiscal year 2007 performance targets rather than the 2006 performance targets discussed in the Company’s Definitive Proxy Statement on Schedule 14A, filed April 25, 2007, to explain the disclosure the Company intends to include in future filings. We further note that we have discussed the performance targets for Messrs. Redmond, Imbriaco, Novo, Testa and Opalewski, who we currently believe will be the named executive officers to be included in the Company’s 2008 definitive proxy statement on Schedule 14A (the “2008 Proxy”); however, this determination has not yet been finalized. To the extent that the named executive officers to be discussed in the 2008 Proxy changes, the Company will supplement this letter.

Confidential treatment requested by GenTek Inc. [Text redacted] indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

          Company-Wide and Business Unit Financial Performance Targets

          In fiscal 2007, with the exception of Mr. Opalewski, the greatest portion (85%) of each of the named executive officers’ cash bonus compensation was based on the achievement of company-wide EBITDA and free cash flow targets. The Company withdraws its objection to the disclosure of these targets, and will disclose these company-wide EBITDA and free cash flow targets in its Compensation Discussion and Analysis relating to the year ended December 31, 2007 (the “2007 CD&A”), which will be included in the 2008 Proxy and incorporated by reference into the Company’s annual report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”).

          Similarly, the greatest portion (85%) of Mr. Opalewski’s cash bonus compensation in fiscal 2007 was based on the achievement of EBITDA and free cash flow targets for our Performance Chemicals business unit. The Company withdraws its objection to the disclosure of these targets in the 2007 CD&A.

          In our future filings, we will disclose company-wide EBITDA and free cash flow targets, as well as business unit performance targets for Mr. Opalewski (or for other named executive officers, if any, whose cash bonus compensation is based in part on the achievement of performance and free cash flow targets by an individual business unit), if material to an understanding of the Company’s compensation policies and decisions, unless disclosure would result in competitive harm to the Company using the standard that would apply if requesting confidential treatment for confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2.

          Individual Performance Targets

          Mr. Redmond was eligible to receive cash bonus compensation in 2007 based in part on the achievement of specific individual performance targets agreed between himself and the Compensation Committee. Messrs. Imbriaco, Novo, Opalewski, and Testa were eligible to receive cash bonus compensation in 2007 based in part on the achievement of specific individual performance targets agreed between the executive officer and Mr. Redmond, our Chief Executive Officer. These individual performance targets were considered with respect to 15% of these named executive officers’ target cash bonus compensation for 2007. The Compensation Committee, based on the recommendation of the Chief Executive Officer, had discretion to increase or decrease these named executive officers’ compensation attributable to individual performance based on qualitative factors and other accomplishments. The remaining 85% of the named executive officers’ target cash bonus compensation was awarded based upon achievement of the EBITDA and free cash flow targets discussed above.

          We respectfully submit that the individual performance targets of Messrs. Imbriaco, Novo and Opalewski identified below are not material information necessary to an understanding of the Company’s compensation policies and decisions regarding the named executive officers. As a result, Instruction 1 of Item 402(b) of Regulation S-K does not require disclosure of these specific individual performance targets. Accordingly, in the Company’s 2007 CD&A and in

Confidential treatment requested by GenTek Inc. [Text redacted] indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

future filings, we will revise our disclosure to limit the discussion only to material information in accordance with Instruction 1 of Item 402(b) of Regulation S-K.

          We further submit that certain individual performance targets of the named executive officers represent confidential financial information, the disclosure of which would cause competitive harm to the Company, as identified in Instruction 4 of Item 402(b) of Regulation S-K.

          The individual performance targets for each executive officer are discussed below.

          Mr. William Redmond

          Fifteen percent of Mr. Redmond’s cash bonus compensation for 2007 was based upon the achievement of the following specific individual targets: (i) [text redacted], (ii) creating value through the acceleration of cash flow to delever or repurchase shares of the Company’s stock, and (iii) [text redacted]. Each of these individual targets related to less than 5% of Mr. Redmond’s cash bonus compensation for 2007.

          The Company withdraws its objection to the disclosure of the individual performance targets listed in clause (ii) of the foregoing paragraph, and will disclose this individual target in the 2007 CD&A, which will be included in the 2008 Proxy and incorporated by reference into the 2007 Form 10-K.

          Competitive Harm

          The Company respectfully submits that the individual targets set forth in clauses (i) and (iii) of the first paragraph of this section constitute confidential commercial and financial information the disclosure of which would cause competitive harm to the Company.

          The disclosure of Mr. Redmond’s performance targets relating to [text redacted] would harm the Company’s competitive position by [text redacted].

Confidential treatment requested by GenTek Inc. [Text redacted] indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

          Accordingly, in the 2007 CD&A, the Company will not disclose Mr. Redmond’s individual performance targets regarding [text redacted], because doing so would cause competitive harm to the Company. However, as required by Instruction 4 to Item 402(b) of Regulation S-K, the Company will discuss how difficult it was for Mr. Redmond to achieve these undisclosed performance targets.

          Mr. James Imbriaco

          A portion of Mr. Imbriaco’s cash compensation in 2007 was based upon the extent to which he achieved the following specific individual targets: [text redacted].

          Materiality

          As the Company’s General Counsel, Mr. Imbriaco has a broad area of responsibility, and the matters that will be incentivized from one year to another may vary from year to year depending on then-existing facts and circumstances. These performance targets relate to day-today operational matters that are not independently material to investors. For example, these matters do not relate to the achievement of fundamental corporate strategies, such as the expansion of operations into new regions or product areas, or the achievement of goals that relate to the core of the Company’s business, such as the acquisition of new customers. Furthermore, because the total portion of Mr. Imbriaco’s potential compensation that was attributable to the achievement of personal performance targets was 15% and there were four separate individual performance targets, each of these individual performance targets accounted for less than 4% of Mr. Imbriaco’s target cash bonus. Although Mr. Imbriaco’s total compensation for the year is still under review by the Company’s Compensation Committee, the Company expects that each of these individual performance targets will account for less than 1% of Mr. Imbriaco’s total 2007 compensation. Moreover, as stated above, the Compensation Committee, based on the recommendation of our Chief Executive Officer, was permitted to exercise, and did exercise,

Confidential treatment requested by GenTek Inc. [Text redacted] indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

discretion in awarding Mr. Imbriaco’s cash bonus compensation based upon qualitative factors and his other accomplishments during the year. As a result, the details of these individual performance targets do not constitute material information that is necessary to an understanding of the Company’s compensation policies and decisions with respect to Mr. Imbriaco. What is important is for investors to be aware of the extent to which Mr. Imbriaco’s cash bonus compensation is based on his achievement of targets within his area of operational control that management believes are important. Accordingly, in the 2007 CD&A, the Company proposes to disclose the portion of Mr. Imbriaco’s cash bonus that was based on his achievement of individual performance targets determined between himself and the Chief Executive Officer and other qualitative factors or accomplishments that, in the discretion of the Compensation Committee based on the recommendation of the Chief Executive Officer, warranted a cash reward; however the Company does not intend to disclose specific facts regarding Mr. Imbriaco’s individual performance targets.

          Competitive Harm

          While these performance targets are not material to an understanding of the Company’s compensation policies and decisions, each of these performance targets also constitutes confidential commercial and financial information the disclosure of which would cause competitive harm to the Company.

          [Text redacted]

Confidential treatment requested by GenTek Inc. [Text redacted] indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

          Mr. Robert Novo

          A portion of Mr. Novo’s cash compensation in 2007 was based upon the extent to which he achieved the following specific individual targets: (i) [text redacted]; (ii) [text redacted] and (iii) management of risk insurance premium renewals in order to achieve $650,000 in insurance savings.

          Materiality

          As the vice president in charge of human resources and environment, health and safety, Mr. Novo has a broad area of responsibility, and, similar to Mr. Imbriaco, the matters that will be incentivized from one year to another will vary from year to year depending on then-existing facts and circumstances. These performance targets relate to day-to-day operational matters that are not independently material to investors. For example, these matters do not relate to the achievement of fundamental corporate strategies, such as the expansion of operations into new regions or product areas, or the achievement of goals that relate to the core of the Company’s business, such as the acquisition of new customers. Furthermore, because the total portion of Mr. Novo’s potential compensation that was attributable to the achievement of personal performance targets was 15% and there were three separate individual performance targets, each of these individual performance targets accounted for only 5% of Mr. Novo’s target cash bonus. Although Mr. Novo’s total compensation for the year is still under review by the Company’s Compensation Committee, the Company expects that each of these individual performance targets will account for less than 1% of Mr. Novo’s total 2007 compensation. Moreover, as stated above, the Compensation Committee, based on the recommendation of our Chief Executive Officer, was permitted to exercise, and did exercise, discretion in awarding Mr. Novo’s cash bonus compensation based upon qualitative factors and his other accomplishments during the year. As a result, the details of these individual performance targets do not constitute material information that is necessary to an understanding of the Company’s compensation policies and decisions with respect to Mr. Novo. What is important is for investors to be aware of the extent to which Mr. Novo’s cash bonus compensation is based on his achievement of targets within his area of operational control that management believes are important. Accordingly, in the 2007 CD&A, the Company proposes to disclose the portion of Mr. Novo’s cash bonus that was based on his achievement of individual performance targets determined between himself and the Chief Executive Officer and other qualitative factors or accomplishments that, in the discretion of the Compensation Committee based on the recommendation of the Chief Executive Officer, warranted a cash reward; however the Company does not intend to disclose specific facts regarding Mr. Novo’s individual performance targets.

          Competitive Harm

          While these performance targets are not material to an understanding of the Company’s compensation policies and decisions, the performance targets listed in clauses (i) and (ii) above also constitute confidential commercial and financial information the disclosure of which would

Confidential treatment requested by GenTek Inc. [Text redacted] indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

cause competitive harm to the Company [Text redacted].

Confidential treatment requested by GenTek Inc. [Text redacted] indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

          Mr. Vincent J. Opalewski

          A portion of Mr. Opalewski’s cash bonus compensation in 2007 was based upon the achievement of the following specific individual targets: [text redacted].

          Materiality

          Mr. Opalewski’s individual performance targets are qualitative goals that change from year to year rather than measurable quantifiable goals that remain constant and may be achieved based upon meeting specific threshold levels. For example, Mr. Opalewski’s individual performance for 2007 was measured against the goal of integrating new accounting system software into the Performance Chemicals business and the success of that integration. Similar to Messrs. Imbriaco’s and Novo’s individual performance targets, these performance targets relate to day-to-day operational matters that are not independently important to investors. These goals relate generally to Mr. Opalewski’s ability to successfully operate specific aspects of the Performance Chemicals business, generally on an administrative basis or with respect to transactions only involving the individual business unit, rather than achievement of specific financial goals or acquisitions or dispositions that affect the Company as a whole. Furthermore, because the total portion of Mr. Opalewski’s potential compensation that was attributable to the achievement of personal performance targets was 15% and there were three separate individual performance targets, each of these individual performance targets accounted for only 5% of Mr. Opalewski’s target cash bonus. Although Mr. Opalewski’s total compensation for the year is still under review by the Company’s Compensation Committee, the Company expects that each of these individual performance targets will account for less than 1% of Mr. Opalewski’s total 2007 compensation. Therefore the Company believes that the specific performance targets are not material to an understanding of Mr. Opalewski’s cash bonus compensation for 2007. Rather, what is important is for investors to be aware of the extent to which Mr. Opalewski’s cash bonus

Confidential treatment requested by GenTek Inc. [Text redacted] indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

compensation was based upon the achievement of operational targets in the Performance Chemicals business that the Chief Executive Officer and the Compensation Committee believe are important. Accordingly, in the 2007 CD&A, the Company proposes to disclose the portion of Mr. Opalewski’s cash bonus that was based on his achievement of individual performance targets determined between himself and the Chief Executive Officer and other qualitative factors or accomplishments that, in the discretion of the Compensation Committee based on the recommendation of the Chief Executive Officer, warranted a cash reward; however the Company will not disclose specific facts regarding Mr. Opalewski’s individual performance targets.

          Competitive Harm

          While these performance targets are not material to an understanding of the Company’s compensation policies and decisions, these performance targets also constitute confidential commercial and financial information the disclosure of which would cause competitive harm to the Company [text redacted].

          Mr. Thomas B. Testa

          Fifteen percent of Mr. Testa’s cash bonus compensation in 2007 was based upon the achievement of the following specific individual targets: [text redacted]. Each of these individual targets related to 7.5% of Mr. Testa’s cash bonus compensation for 2007.

          Competitive Harm

          The Company respectfully submits that the foregoing performance targets constitute confidential commercial and financial information the disclosure of which would cause competitive harm to the Company [text redacted].

Confidential treatment requested by GenTek Inc. [Text redacted] indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

          Accordingly, in the 2007 CD&A, the Company will not disclose individual performance targets with respect to Mr. Testa because doing so would cause competitive harm to the Company. However, the Company will discuss how difficult it was for Mr. Testa to achieve these undisclosed performance targets.

___________________________

          In providing the foregoing response to your comment letter, the Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in its filing;

  staff comments or changes to disclosure in response to comments do not foreclose the SEC from taking any action with respect to the filing; and

  it may not asset the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

          We hope this letter is responsive to your comments and requests for information. We would like to reiterate that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.

          Should you have any questions or further comments, please do not hesitate to contact me at (978) 884-6952.

Very truly yours,

James Imbriaco
Vice President, General Counsel and Secretary

Cc:	Tricia Armelin
Matt Franker
Pamela Long
Thomas B. Testa, Chief Financial Officer, GenTek Inc.
William O’Neill, Latham & Watkins LLP

Confidential treatment requested by GenTek Inc. [Text redacted] indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.